SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE §240.13d-2(a)

(Amendment No. 1)*

CHINA NATURAL RESOURCES, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G211OU 10 9

(CUSIP Number)

Wong Wah On Edward

Room 2105 West Tower, Shun Tak Centre

200 Connaught Road C.

Sheung Wan, Hong Kong

(852) 2810-7205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

_________________________________

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G211OU 10 9		13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Feishang Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,480,593 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,480,593 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,480,593 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (see instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.4%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*     90.2% as of March 24, 2006 (the date the initial Schedule 13D was filed).

CUSIP No. G211OU 10 9		13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Li Feilie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES	7	SOLE VOTING POWER 1,300,000 shares*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,480,593 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,300,000 shares*
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,480,593 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,780,593 shares**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.3%***
14	TYPE OF REPORTING PERSON (see instructions) IN

*      -0- shares as of March 24, 2006 (the date the initial Schedule 13D was filed)

**    14,480,593 shares as of March 24, 2006 (the date the initial Schedule 13D was filed)

***  90.2% as of March 24, 2006 (the date the initial Schedule 13D was filed).

CUSIP No. G211OU 10 9	13D	Page 4 of 7 Pages

Note:

On March 24, 2006, Feishang Group Limited filed a Schedule 13D (the “Initial Schedule”) to report its acquisition of beneficial ownership of more than 5% of the outstanding securities of the issuer.  The Initial Schedule disclosed that Mr. Li Feilie was the sole officer and beneficial owner of Feishang Group Limited but did not reflect Li Feilie as a separate reporting person.  The purpose of this Schedule 13D/A1 is to (a) amend the Initial Schedule to add Li Feilie as a reporting person, (b) disclose the award of options to Li Feilie subsequent to March 24, 2006 and (c) update the disclosure in the Initial Schedule to give effect to the addition of Li Feilie as a reporting person.  This Amended Schedule 13D amends and restates the Initial Schedule in its entirety.

Item 1.

Security and Issuer

The security that is the subject of this Schedule 13D are common shares, no par value.  The name and address of the issuer are China Natural Resources, Inc., Room 2105, West Tower, Shun Tak Centre, 200 Connaught Road Central, Sheung Wan, Hong Kong.

Item 2.

Identity and Background

The reporting persons are Li Feilie and Feishang Group Limited.  Li Feilie is a natural person and Fieshang Group Limited is a corporation organized under the laws of the British Virgin Islands.  The principal occupation of Li Feilie is businessman, including the sole officer and beneficial owner of Feishang Group Limited, and president and a director of the issuer.  The principal business of Feishang Group Limited is serving as a holding company for the shares of the issuer.  The principal business and office address of the reporting persons is 26/F, Securities Building, 5020 Binhe Road, Futian District, Shenzhen, PRC.  During the preceding five years, the reporting persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the preceding five years, the reporting persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source or Amount of Funds or Other Consideration

14,480,593 of the securities that are the subject of this Schedule 13D were acquired by Feishang Group Limited on or about February 3, 2006, directly from the issuer, in exchange for all of the capital stock of Feishang Mining Holdings Limited owned by Feishang Group Limited (the “Reverse Merger”).  At the time of the Reverse Merger, Feishang Group Limited owned 100% of the issued and outstanding capital stock of Feishang Mining Holdings Limited, and Li Feilie owned 100% of the issued and outstanding capital stock of Feishang Group Limited.

CUSIP No. G211OU 10 9	13D	Page 5 of 7 Pages

1,300,000 of the securities that are the subject of this Schedule 13D are common shares issuable upon exercise of options to purchase (a) 300,000 common shares granted to Li Feilie on August 1, 2007 and (b) 1,000,000 common shares granted to Li Feilie on January 7, 2008.

Item 4.

Purpose of the Transaction

The reporting persons acquired the securities of the issuer that are the subject of this Schedule 13D for investment purposes.  As a result of the Reverse Merger, Feishang Mining Holdings Limited became a wholly owned subsidiary of the issuer.  The reporting persons have no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that, in connection with the Reverse Merger, Mr. Ching Lung Po, the former President, Chief Executive Officer, Chairman and a director of the issuer resigned, and Mr. Li Feilie, the sole beneficial owner of Feishang Group Limited, assumed the duties of President, Chief Executive Officer, Chairman and a director of the issuer.

Item 5.

Interest in Securities of the Issuer

(a)

The aggregate number of securities of the class identified in Item 1 that are beneficially owned by Li Feilie is 15,780,593 common shares, comprised of (i) 9,980,593 common shares issued to Feishang Group Limited in the Reverse Merger, (ii) 4,500,000 common shares issuable upon exercise of currently exercisable common stock purchase warrants issued to Feishang Group Limited in the Reverse Merger and (iii) 1,300,000 shares issuable upon exercise of currently exercisable stock options granted to Li Feilie.  The aggregate number of securities of the class identified in Item 1 that are beneficially owned by Feishang Group Limited is 14,480,593 common shares comprised of (i) 9,980,593 common shares issued to Feishang Group Limited in the Reverse Merger and (ii) 4,500,000 common shares issuable upon exercise of currently exercisable common stock purchase warrants issued to Feishang Group Limited in the Reverse Merger.

(b)

Li Feilie and Feishang Group Limited share voting and dispositive powers of the 14,480,593 common shares registered in the name of Feishang Group Limited.   Li Feilie enjoys sole voting and dispositive powers over the 1,300,000 shares issuable upon exercise of the options granted to Li Feilie.  The number of shares disclosed on Line 12 of the cover page for Feishang Group Limited does not include the 1,300,000 shares issuable upon exercise of the options granted to Mr. Li Feilie.

(c)

On February 3, 2006, Feishang Group Limited acquired from the issuer 9,980,593 common shares of the issuer and common stock purchase warrants to acquire 4,500,000 additional common shares of the issuer, in exchange for all of the issued and outstanding capital stock of Feishang Mining Holdings Limited owned by Feishang Group Limited.  On August 1, 2007, the issuer awarded options to purchase 300,000 common shares to Li Feilie,

CUSIP No. G211OU 10 9	13D	Page 6 of 7 Pages

and on January 7, 2008, the issuer awarded options to purchase an additional 1,000,000 common shares to Li Feilie.

(d)

Li Feilie, in his individual capacity and as the sole shareholder of Feishang Group Limited, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Schedule 13D.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons and any other person with respect to any securities of the issuer that are required to be disclosed by Item 6 of Schedule 13D.

Item 7.

Material to be filed as Exhibits

(a)

Acquisition Agreement dated as of January 24, 2006 by and among China Natural Resources, Inc., Feishang Mining Holdings Limited and Feishang Group Limited (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by China Natural Resources, Inc. on January 25, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2008

/s/ LI FEILIE
Li Feilie

FEISHANG GROUP LIMITED

By:	/s/ LI FEILIE
Li Feilie, President, Chief Executive Officer and Chairman